SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 5
                                       to
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                       and

                                 AMENDMENT NO. 5
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                            FIRST COMMONWEALTH, INC.
                            (Name of Subject Company)


                 THE GUARDIAN LIFE INSURANCE COMPANY OF AMERICA
                             FLOSS ACQUISITION CORP.

                                    (Bidders)

                     Common Stock, par value $.001 per share
           (Including the Associated Preferred Stock Purchase Rights)

                         (Title of Class of Securities)


                                    319983102
                      (CUSIP Number of Class of Securities)


                                 Herschel Reich
                              Debra R. Smith, Esq.
                 The Guardian Life Insurance Company of America
                              201 Park Avenue South
                            New York, New York 10003
                                 (212) 598-8000

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:
                            Timothy B. Goodell, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

         This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D filed on May 25, 1999 (as amended and supplemented, the "Schedule 14D-1/13D") relating to the offer (the "Offer") by Floss Acquisition Corp. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of The Guardian Life Insurance Company of America, a New York corporation ("Parent"), to purchase all of the issued and outstanding shares of Common Stock, par value $.001 per share (the "Common Stock"), including the associated preferred stock purchase rights, of First Commonwealth, Inc., a Delaware corporation (the "Company"), at a price of $25.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 25, 1999 and the related Letter of Transmittal, as they may be amended from time to time. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Offer to Purchase.

ITEM 10.  ADDITIONAL INFORMATION.

         Items 10(b) and (c) of the Schedule 14D-1/13D are hereby amended and supplemented as follows:

         On July 30, 1999, Parent was notified that the Arizona Department of Insurance approved the Offer. On July 30, 1999, Parent was notified by the Missouri Department of Insurance that the plan for the acquisition of control of First Commonwealth was approved.

         No further regulatory consents are necessary in connection with the Offer.

         Reference is made to the text of the press release issued by Parent on July 30, 1999, the full text of which is set forth in Exhibit (a)(12) and is incorporated herein by reference.

         Item 10(f) is hereby amended and supplemented as follows:

         On July 30, 1999, Parent issued a press release announcing, among other things, the approval of the Arizona and Missouri regulatory authorities. The full text of the press release is set forth in Exhibit (a)(12) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 of the Schedule 14D-1/13D is hereby amended and supplemented to add the following:

Exhibit Number                             Description
-------------                              -----------
Exhibit (a)(12)                            Press release issued on July 30, 1999

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 2, 1999                THE GUARDIAN LIFE INSURANCE COMPANY OF
                                        AMERICA


                                      By:/s/ Herschel Reich
                                         ----------------------------
                                         Name:   Herschel Reich
                                         Title:  Vice President, Group Health
                                                 Care


Dated:  August 2, 1999                FLOSS ACQUISITION CORP.


                                      By:/s/ Herschel Reich
                                         --------------------
                                         Name:   Herschel Reich
                                         Title:  Vice President, Dental Plans